

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

<u>Via E-mail</u>
Mr. Douglas M. Schirle
Chief Financial Officer
GSI Technology, Inc.
1213 Elko Drive
Sunnyvale, California 94089

> **Re:** **GSI Technology, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2015**
> **File No. 001-33387**

Dear Mr. Schirle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

How are broker non-votes and abstentions treated?, page 4

1.   Disclosure states that proposals 2 and 3 require the affirmative vote of a majority of shares represented and "voting" at the annual meeting. Elsewhere in the document, the voting standard for these proposals is represented as a majority of shares present and "entitled to vote." Please clarify your disclosure.

Proposal No. 1, page 7

2.   Disclosure states that, if any of the nominees declines to serve or becomes unavailable for any reason, the proxies may be voted for such substitute nominees as you may designate. Please revise this standard in accordance with Rule 14a-4(c)(5). Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you

will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2, page 16

3.   Disclosure regarding this and the following proposal states that abstentions will not have any effect on the outcome of the vote, yet the voting standard is represented to be the affirmative vote of a majority of shares present and entitled to vote. Please revise your disclosure or advise how an abstention would not have the effect of a vote "against" under this standard.

Proposal 3, page 18

4.   Please disclose that you are providing this vote as required pursuant to Section 14A. See Item 24 of Schedule 14A.

Form of Proxy

5.   Please revise proposal 3 so that the subject of the vote is more clear. See Question 169.07 of our Compliance and Disclosure Interpretations regarding Exchange Act Rules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Dennis C. Sullivan, Esq.
       DLA Piper LLP